Exhibit 21.1

Harry & David Holdings, Inc. Subsidiaries

1.	Harry & David Operations Corp.

2.	Bear Creek Orchards, Inc.

3.	Jackson & Perkins Wholesale, Inc.

4.	Jackson & Perkins Operations, Inc.

5.	Bear Creek Operations, Inc.

6.	Bear Creek Direct Marketing, Inc.

7.	Jackson & Perkins Company

8.	Harry and David

9.	Bear Creek Stores, Inc.